6

Letterhead of Kendall Capital Associates

                  Draft of 3-14whg

March 1, 2002

Special Committee of the Board of Directors
Ixion Biotechnology, Inc.
c/o      Mr. Weaver H. Gaines
         Chairman and CEO
         Ixion Biotechnology, Inc.
         13709 Progress Boulevard
         Alachua, FL 32615

Dear Mr. Gaines:

With respect to various contemplated potential transactions involving Ixion Biotechnology, Inc. ("Ixion" or the "Company"), Ixion hereby agrees with Kendall Capital Associates LLC ("KCA") as follows:

1. Engagement and General Role. KCA shall be Ixion's non-exclusive agent and financial advisor in connection with various potential financing and M&A-related transactions, as set forth below. In its role KCA shall, among other things (and if, as, and when requested by Ixion), review and advise as to Ixion's financial strategy, assist in the preparation of multiple offering and disclosure materials, contact prospective institutional investors and purchasers so that Ixion can provide them with relevant information, prepare Ixion personnel for meetings with such parties and assist in arranging such meetings, assist in structuring, negotiating and closing a transaction, provide a fairness opinion with respect to an acquisition, and provide other customary services.

2. Transaction Types and Fee Structure. The parties contemplate a number of different types of potential transactions (individually, a "Transaction"), each of which would involve a differently-calculated fee being paid to KCA (the "Closing Fee") as set forth below and further defined in the Annex hereto.

           ------------------------------------------- ---------------------------------------
                      Type of Transaction                     Closing Fee Calculation

           ------------------------------------------- ---------------------------------------
           ------------------------------------------- ---------------------------------------
           Sale of Ixion to 3rd party                  "Lehman" formula
           ------------------------------------------- ---------------------------------------
           ------------------------------------------- ---------------------------------------
           Sale of Ixion division to 3rd party         "Double Lehman" formula
           ------------------------------------------- ---------------------------------------
           ------------------------------------------- ---------------------------------------
           VC/Institutional Equity Financing ("VC      7% of first $5 million, plus
           Financing")                                 4% of second $5 million, plus
                                                       1% of all over $10 million, plus
                                                       "Warrants"
           ------------------------------------------- ---------------------------------------
           ------------------------------------------- ---------------------------------------
           "Q-Med                                      Take  Out"  3.5% of first
                                                       $5  million,  plus  2% of
                                                       second $5  million,  plus
                                                       1%  of   all   over   $10
                                                       million

           ------------------------------------------- ---------------------------------------

     Notwithstanding the foregoing, if (i) Q-Med AB ("Q-Med") makes a bona fide, Q-Med Board-approved offer (a "Q-Med Offer") to purchase additional equity interests of Ixion (via purchase of outstanding minority equity interests or otherwise) such that upon consummation it would own substantially all of Ixion, and (ii) such Offer is formally made prior to the initiation of marketing activities by Ixion (and/or by KCA, as its representative) in connection with a VC Financing (an "Early Take-Out Offer"), then the Closing Fee payable to KCA upon consummation of such transaction shall be $75,000 in cash.

     Generally the Closing Fee shall be payable at closing, in full in cash; provided, however, that if an acquisition price was in part contingent, or if the VC Financing were "staged" or otherwise subject to subsequent events, then the amount of the Closing Fee that shall be paid to KCA in cash at the initial closing or determination date ("First Closing") and at subsequent closings or determination dates ("Later Closing") shall be determined as follows:

(a) At the First Closing, the appropriate fee calculation formula, noted above, shall be applied to the amount actually paid or invested, as the case may be, by the 3rd party at the First Closing, as if that amount so paid or invested represented one hundred percent (100%) of the amount to be paid or invested by such 3rd party;

(b) At each Later Closing, the same fee calculation formula shall be applied to the sum of (i) the amount to be then paid or invested and
         (ii) the amount already paid or invested; from that sum there will be subtracted all Closing Fee amounts paid to KCA at the First Closing (and all prior Later Closings, if any) (however, there shall not be an increase in the aggregate fee as a result of multiple closings);

(c) Amounts paid to KCA as a Retainer, as defined below, shall not be offset against cash payments due to KCA until the Later Closing at which all contingencies or staged payments are, pursuant to the terms of the original documents or other agreements reasonably acceptable to KCA, being fully satisfied.

     KCA shall receive its Closing Fee regardless of the source of the invested capital, of whether KCA introduced the investor(s) or purchaser(s), or of whether other advisors had been retained by Ixion, or any other similar factor.

     Notwithstanding the foregoing, in connection with a Q-Med Take-Out, forty per cent (40%) of the estimated Closing Fee shall be paid in cash upon receipt of the Q-Med Offer, with the remainder payable in cash at closing, provided, however, that such amounts shall be paid only from a "good faith" or similar payment made by Q-Med in connection with the Q-Med Offer (including without limitation a letter of credit or similar backup arrangement with any party that serves a purpose similar to a good faith payment), or from interim financing being made available to Ixion directly or indirectly by Q-Med in connection with the Q-Med Offer.

     Notwithstanding the foregoing, no Closing Fee shall be payable in respect of a bridge financing of up to $2 million if pursued by Ixion without assistance from KCA. Further, no Closing Fee shall be payable in respect of amounts paid to Ixion by Johnson & Johnson or Eli Lilly and Company (or their respective affiliates) except in connection with investments by any such party in Ixion that are made as an integral part of a Transaction that includes other investors.

     Pro rata warrants shall be issued at the First Closing and subsequent closings of any VC Financing. No Warrants shall be issuable in connection with any other Transaction.

     In all cases receipt of amounts due at any closing would be a condition of such closing.

3. Fairness Opinion. At Ixion's request, in connection with any Transaction, KCA will provide a fairness opinion for a separate fee of $80,000. Although the need for a fairness opinion in connection with a Q-Med Take-Out shall be at the complete discretion of Ixion, if such opinion is sought it shall be requested from KCA absent clear evidence of KCA's conflict or similar inability to issue such Opinion.

4. Retainer. As of March 1, 2002, Ixion shall pay KCA a retainer fee of $5,000. On the first day of each month thereafter during the term hereof, Ixion shall additionally pay KCA the sum of $5,000. (Such payments, in the aggregate, shall be defined as the "Retainer"). The Retainer shall be prorated for periods of less than one month, and KCA shall promptly refund any portion of the monthly fee that is not earned. One hundred percent (100%) of the Retainer shall be offset against amounts to be paid to KCA in cash at the closing of a Transaction; provided, however, that only 50% of the Retainer would be offset against amounts to be paid in cash at a closing relating to a Q-Med Take-Out.

5. Expenses. KCA's reasonably-incurred out-of-pocket expenses shall be paid to KCA by Ixion at approximately monthly intervals, upon receipt of appropriate supporting documentation in conformance with Ixion's expense and receipt policies. All proposed expenses greater than $1,000 per item shall require the prior written approval of Ixion.

6. Marketing. KCA contacts with prospective investors and purchasers shall be limited to those approved by Ixion. Marketing activities for the VC Financing shall be deemed to have been initiated (for purposes of determining the date related to an Early Take Out Offer, per section 2, above) upon the completion of an Information Memorandum, satisfactory to Ixion and the commencement of telephone or other contacts by Ixion (or KCA as its representative) to duly approved potential investors.

7. Confidentiality. KCA agrees to hold confidential any and all information it receives or of which it learns in connection with its representation of Ixion hereunder.

8. Term. The initial term of this agreement shall be from the date first above written until September 30, 2002 (the "Term Date"). This agreement will automatically be extended and re-extended for successive monthly periods if, at the date of any scheduled termination, Ixion is in discussions with any investor regarding a Transaction or is otherwise offering the Transaction to any portion of the private institutional equity market or to potential purchasers. Notwithstanding the foregoing, Ixion may terminate this agreement at any time, upon four weeks' written notice to KCA. No termination by Company shall be effective until it has (a) made any and all Retainer payments required hereunder, (b) reimbursed KCA for its reasonable out-of-pocket expenses incurred then-to-date, and (c) approved the Prospect List, as defined below.

Even after termination, KCA shall nevertheless be entitled to its Closing Fee and, to the extent applicable as provided herein, Warrants, with respect to an investment or a purchase made by any party with which the Company or KCA had contact in the context of an investment in Ixion or the purchase of all or a part of Ixion during KCA's tenure, if such party signs a letter of intent or term sheet (or similar document) within one year of the effective date of such termination relating to a Transaction and indeed closes such transaction on reasonably similar terms within a reasonable time thereafter, except that, as provided in section 2, no fee shall be payable in respect of an investment or purchase made by Johnson & Johnson or Eli Lilly and Company or their respective affiliates. At any termination, a list of all such parties (the "Prospect List") shall be provided by KCA to Ixion, which shall be determinative, unless Ixion objects to the Prospect List within 30 days after receipt. The provisions of this section and sections 8 and 10 shall survive the termination of this agreement.

9. Indemnification. If KCA becomes involved in any capacity in any action, proceeding, or investigation in connection with any matter ("Matter") arising out of this agreement, the Company shall pay (promptly, as and when incurred) the reasonable legal and other expenses of KCA incurred in connection therewith (including without limitation the cost of any investigation or preparation). The Company also will indemnify KCA against any losses, claims, damages or liabilities to which KCA may become subject ("Loss") in connection with any Matter, except to the extent that any such Loss results principally from the gross negligence, willful misconduct, or bad faith of KCA in performing services which are the subject of this agreement. In the event that Ixion shall have reimbursed expenses pursuant to this section 9 to KCA in such circumstances, KCA shall promptly repay to Ixion the amount of such reimbursed expenses.

KCA agrees to notify the Company promptly of the assertion against it or any of its employees of any claim or the commencement of any action or proceeding related to the transactions and activities contemplated hereby. KCA's failure to so notify the Company shall not relieve the Company from any obligation or liability which it would otherwise have except to the extent that it has been materially prejudiced by such failure.

If Ixion so elects, Ixion may assume the defense of such proceeding, including the employment of counsel and the payment of fees and expenses of such counsel. In any proceeding the defense of which Ixion assumes, KCA will have the right to participate in such litigation and to retain its own counsel at KCA's expense unless (i) Ixion shall have failed to employ counsel or to assume the defense of the proceeding in a timely manner or (ii) the named parties to such proceeding include Ixion and KCA as a result of which having common counsel would present a conflict of interest due to differing interests between Ixion and KCA, in which case KCA may employ separate counsel to represent or defend it in such proceeding and Ixion will pay the reasonable fees and expenses of not more than one separate counsel for KCA and all related parties entitled to indemnification hereunder. Ixion will not be obligated to indemnify KCA or any such related parties with respect to any loss, claim, damage or liability settled, compromised or consented to without the prior written consent of Ixion.

10. Due Authorization. The Company represents that it has full authority to execute this agreement and that the terms hereof shall be binding upon it, its parent and any successor entity to either of them, and that it will take all such actions as are reasonably requested by KCA to bind in writing any such party to the terms of this agreement.

11. Dispute Resolution. Neither party shall institute a proceeding in any court or administrative agency to resolve a dispute between the parties before that party has sought to resolve the dispute through direct negotiations with the other party. If the dispute is not resolved within three weeks after a demand for direct negotiation, the parties shall attempt to resolve the dispute through mediation under the Center for Public Resources ("CPR") Model Procedure for Mediation of Business Disputes in effect on the date of this agreement. The parties will select a mediator with the assistance of the

CPR. Unless otherwise agreed, the parties will select a mediator from the CPR Panels of Distinguished Neutrals. Any controversy or claim arising out of or relating to this agreement, or the breach, termination, or validity thereof, shall be settled by arbitration by a sole arbitrator in accordance with the CPR Rules for Non-Administered Arbitration, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof.

12. Other. This agreement shall be effective as of the date first above written and sets forth the entire understanding of the parties and supercedes any prior communications, understandings or agreements between the parties hereto, although the parties acknowledge that this agreement is substantially similar to oral agreements heretofore represented to exist. This agreement may be executed in counterparts, and a facsimile signature shall be effective. This agreement cannot be changed, nor can any of its provisions be waived, except by a writing executed by the parties. This agreement shall be governed by the laws of the State of Florida, United States of America (without reference to its conflicts of laws provisions). THE PARTIES HEREBY CONSENT TO JURISDICTION IN SUCH STATE AND COUNTRY AND FURTHERMORE WAIVES ALL RIGHTS OF NOTICE OR OBJECTION TO SUCH JURISDICTION IN CONNECTION WITH THE ENFORCEMENT OF THEIR RESPECTIVE RIGHTS HEREUNDER.

KCA is pleased to accept this engagement and looks forward to working with you. Please confirm that the foregoing correctly sets forth your understanding by signing and returning the enclosed copy of this agreement.

Very truly yours,

Kendall Capital Associates LLC

By:________________________________
         Managing Member

Agreed to and accepted as of the date first above written:

Ixion Biotechnology, Inc.


By:___________________________
            Chief Executive Officer

                                      Annex

"Lehman Formula" shall mean 5% of the first $1 million, plus 4% of the next $1 million, plus 3% of the next $1 million, plus 2% of the next $1 million, plus 1% of all amounts thereafter, in all events relating to the Total Price.

"Double Lehman Formula" means two times the amount determined by applying the Lehman formula to the Total Price.

"Total Price" means the aggregate consideration (determined by GAAP) paid by the acquiring entity, including obligations assumed, but not including executive compensation.

"Q-Med Take-Out" shall mean the purchase of additional equity interests of Ixion (via purchase of outstanding minority equity interests or otherwise) by Q-Med AB such that upon consummation (assuming the acceptance of Q-Med's offer and the sale of such outstanding interests by the owners thereof) it would own substantially all of Ixion,

"Warrants" shall mean 5 year warrants to purchase common stock of Ixion in a dollar amount equal to 5% of the amount of capital invested by investors in VC Financing; provided, however, that no amount invested by Q-Med AB shall be given effect in this regard. The number of shares of Ixion common stock subject to purchase via exercise of the Warrants shall be calculated by dividing such dollar amount by the per share price paid by such investors, and the exercise price of the Warrants shall be 110% of such share price. The Warrants shall otherwise be in a form reasonably acceptable to KCA.